UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) March 28, 2013



Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

Winnebago Industries, Inc. is filing herewith a press release issued on March 28, 2013, as Exhibit 99.1 which is incorporated by reference herein. The press release was issued to report earnings for the second quarter of Fiscal 2013 ended March 2, 2013.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

**Exhibit
Number Description**
99.1   Press release of Winnebago Industries, Inc. dated March 28, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.
(Registrant)

Date:	March 28, 2013	By:	/s/ Randy J. Potts
		Name:	Randy J. Potts
		Title:	Chairman of the Board, Chief Executive Officer and President

 # News Release

Contact: Sheila Davis - PR/IR Mgr. - 641-585-6803 - sdavis@winnebagoind.com

**WINNEBAGO INDUSTRIES REPORTS RESULTS FOR
SECOND QUARTER OF FISCAL 2013
-- Net Income Increase over $7 million Compared To Second Quarter Fiscal 2012 --**

FOREST CITY, IOWA, March 28, 2013 - Winnebago Industries, Inc. (NYSE:WGO), a leading United States (U.S.) recreation vehicle manufacturer, today reported financial results for the Company's second quarter of Fiscal 2013.

Revenues for the second quarter ended March 2, 2013 were $177.2 million, an increase of 34.6%, versus $131.6 million for the second quarter of Fiscal 2012. The Company reported operating income of $8.9 million for the quarter, versus operating loss of $1.2 million for the second quarter of Fiscal 2012. Net income for the second quarter of Fiscal 2013 was $6.3 million, or $0.22 per diluted share, versus a loss of $912,000, or $0.03 per diluted share for the second quarter of Fiscal 2012.

Earnings in the second quarter were positively impacted by increased motorized demand driving higher sales volume. The added sales volume, combined with firmer net pricing, increased manufacturing productivity and fixed cost leverage, resulted in higher operating margins, net income and earnings per share.

Revenues for the first 27-weeks of Fiscal 2013 were $370.7 million, an increase of 40.7%, versus revenues of $263.4 million for the first 26-weeks of Fiscal 2012. The Company reported operating income of $18.8 million for the first half of Fiscal 2013, versus operating loss of $537,000 for the first half of Fiscal 2012. Net income for the first half of Fiscal 2013 was $13.7 million, or $0.48 per diluted share, versus $123,000, or $0.00 per diluted share for the first half of Fiscal 2012.

"We had very positive comparisons this year versus the first half of Fiscal 2012," said Winnebago Industries' Chairman, CEO and President Randy Potts. "Our motorhome sales growth continues to out-pace the industry. As evidenced by the heightened level of our sales order backlog, we continue to see great response to our products from our dealer partners as well as from retail consumers."

Potts continued, "We believe the motorized RV market will continue to grow toward pre-recession levels. Improved economic indicators such as rising housing starts, lower unemployment and attractive interest rates should create a positive environment going forward."

Conference Call
Winnebago Industries, Inc. will conduct a conference call in conjunction with this release at 9 a.m. Central Time today, Thursday, March 28, 2013. Members of the news media, investors and the general public are invited to access a live broadcast of the conference call via the Investor Relations page of the Company's website at http://www.winnebagoind.com/investor.html. The event will be archived and available for replay for the next 90 days.

About Winnebago Industries
Winnebago Industries, Inc., "The Most Recognized Name in Motorhomes®", is a leading U.S. manufacturer of recreation vehicles, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motorhomes, travel trailers and fifth wheel products under the Winnebago, Itasca, Era and SunnyBrook brand names. Winnebago Industries has received the Quality Circle Award from the Recreation Vehicle Dealers Association every year since the award's inception in 1996. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit, http://www.winnebagoind.com/investor.html.

# # #

Winnebago Industries, Inc.
Unaudited Consolidated Statements of Operations
(In thousands, except percent and per share data)

	Quarter Ended			
	March 2, 2013		February 25, 2012	
Net revenues	$ 177,166	100.0 %	$ 131,600	100.0 %
Cost of goods sold	159,975	90.3 %	124,754	94.8 %
Gross profit	17,191	9.7 %	6,846	5.2 %
Operating expenses:				
Selling	3,831	2.2 %	3,992	3.0 %
General and administrative	4,488	2.5 %	4,018	3.1 %
Total operating expenses	8,319	4.7 %	8,010	6.1 %
Operating income (loss)	8,872	5.0 %	(1,164)	(0.9)%
Non-operating expense	(19)	— %	(110)	(0.1)%
Income (loss) before income taxes	8,853	5.0 %	(1,274)	(1.0)%
Provision (benefit) for taxes	2,568	1.4 %	(362)	(0.3)%
Net income (loss)	$ 6,285	3.5 %	$ (912)	(0.7)%
Income (loss) per common share:				
Basic	$ 0.22		$ (0.03)	
Diluted	$ 0.22		$ (0.03)	
Weighted average common shares outstanding:				
Basic	28,084		29,151	
Diluted	28,191		29,248	

	Six Months[1] Ended			
	March 2, 2013		February 25, 2012	
Net revenues	$ 370,720	100.0%	$ 263,437	100.0 %
Cost of goods sold	332,782	89.8%	248,095	94.2 %
Gross profit	37,938	10.2%	15,342	5.8 %
Operating expenses:				
Selling	8,792	2.4%	8,154	3.1 %
General and administrative	10,300	2.8%	7,725	2.9 %
Loss on sale of asset held for sale	28	0.0%	—	0.0 %
Total operating expenses	19,120	5.2%	15,879	6.0 %
Operating income (loss)	18,818	5.1%	(537)	(0.2)%
Non-operating income	595	0.2%	147	0.1 %
Income (loss) before income taxes	19,413	5.2%	(390)	(0.1)%
Provision (benefit) for taxes	5,737	1.5%	(513)	(0.2)%
Net income	$ 13,676	3.7%	$ 123	0.0 %
Income per common share:				
Basic	$ 0.49		$ 0.00	
Diluted	$ 0.48		$ 0.00	
Weighted average common shares outstanding:				
Basic	28,196		29,145	
Diluted	28,280		29,231	

Percentages may not add due to rounding differences.

[1] The six months ended March 2, 2013 and February 25, 2012 contained 27 weeks and 26 weeks, respectively.

Winnebago Industries, Inc.
Unaudited Consolidated Balance Sheets
(In thousands)

		March 2, 2013		August 25, 2012
ASSETS				
Current assets:				
Cash and cash equivalents	$	26,235	$	62,683
Receivables, net		26,906		22,726
Inventories		123,944		87,094
Prepaid expenses and other assets		6,689		4,509
Income taxes receivable		1,278		1,603
Deferred income taxes		9,419		8,453
Total current assets		194,471		187,068
Total property and equipment, net		20,260		19,978
Assets held for sale		—		550
Long-term investments		8,735		9,074
Investment in life insurance		24,515		23,127
Deferred income taxes		29,518		30,520
Goodwill		1,228		1,228
Amortizable intangible assets		599		641
Other assets		12,831		13,886
Total assets	$	292,157	$	286,072
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	26,083	$	24,920
Income taxes payable		1,152		348
Accrued expenses		36,767		35,750
Total current liabilities		64,002		61,018
Long-term liabilities:				
Unrecognized tax benefits		5,096		5,228
Postretirement health care and deferred compensation benefits		70,027		75,135
Total long-term liabilities		75,123		80,363
Stockholders' equity		153,032		144,691
Total liabilities and stockholders' equity	$	292,157	$	286,072

Winnebago Industries, Inc.
Unaudited Consolidated Statements of Cash Flows
(In thousands)

	Six Months[1] Ended	
	March 2, 2013	February 25, 2012
Operating activities:		
Net income	$ 13,676	$ 123
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,178	2,590
LIFO expense	551	529
Stock-based compensation	996	749
Deferred income taxes including valuation allowance	(1,550)	(320)
Postretirement benefit income and deferred compensation expenses	284	448
Provision for doubtful accounts	6	20
(Gain) loss on disposal of property	(26)	21
Gain on life insurance	(509)	(195)
Increase in cash surrender value of life insurance policies	(547)	(221)
Other	—	311
Change in assets and liabilities:		
Inventories	(37,401)	8,453
Receivables, prepaid and other assets	(6,334)	1,222
Income taxes and unrecognized tax benefits	1,618	(248)
Accounts payable and accrued expenses	3,052	(207)
Postretirement and deferred compensation benefits	(2,136)	(1,877)
Net cash (used in) provided by operating activities	(26,142)	11,398
Investing activities:		
Proceeds from the sale of investments, at par	250	750
Proceeds from life insurance	974	643
Purchases of property and equipment	(2,443)	(1,168)
Proceeds from the sale of property	614	7
Payments of COLI borrowings	(1,371)	—
Other	151	65
Net cash (used in) provided by investing activities	(1,825)	297
Financing activities:		
Payments for purchase of common stock	(8,367)	(235)
Other	(114)	33
Net cash used in financing activities	(8,481)	(202)
Net (decrease) increase in cash and cash equivalents	(36,448)	11,493
Cash and cash equivalents at beginning of period	62,683	69,307
Cash and cash equivalents at end of period	$ 26,235	$ 80,800
Supplemental cash flow disclosure:		
Income taxes paid, net of refunds	$ 5,670	$ 55

[1] The six months ended March 2, 2013 and February 25, 2012 contained 27 weeks and 26 weeks, respectively.

Winnebago Industries, Inc.

Unaudited Deliveries

(In units)	Quarter Ended				Change	
	March 2, 2013	Product Mix % [1]	February 25, 2012	Product Mix % [1]	Units	%
Class A gas	503	35.4%	353	35.3%	150	42.5 %
Class A diesel	321	22.6%	235	23.5%	86	36.6 %
Total Class A	824	58.1%	588	58.7%	236	40.1 %
Class B	95	6.7%	49	4.9%	46	93.9 %
Class C	500	35.2%	364	36.4%	136	37.4 %
Total motorhomes	1,419	100.0%	1,001	100.0%	418	41.8 %
Travel trailer	438	79.9%	304	54.1%	134	44.1 %
Fifth wheel	110	20.1%	258	45.9%	(148)	(57.4)%
Total towables	548	100.0%	562	100.0%	(14)	(2.5)%

(In units)	Six Months [2] Ended				Change	
	March 2, 2013	Product Mix % [1]	February 25, 2012	Product Mix % [1]	Units	%
Class A gas	1,123	38.0%	734	36.0%	389	53.0 %
Class A diesel	666	22.6%	467	22.9%	199	42.6 %
Total Class A	1,789	60.6%	1,201	58.8%	588	49.0 %
Class B	185	6.3%	128	6.3%	57	44.5 %
Class C	979	33.2%	712	34.9%	267	37.5 %
Total motor homes	2,953	100.0%	2,041	100.0%	912	44.7 %
Travel trailer	846	76.6%	571	57.3%	275	48.2 %
Fifth wheel	259	23.4%	426	42.7%	(167)	(39.2)%
Total towables	1,105	100.0%	997	100.0%	108	10.8 %

[1] Percentages may not add due to rounding differences.
[2] The six months ended March 2, 2013 and February 25, 2012 contained 27 weeks and 26 weeks, respectively.

Unaudited Backlog

	As Of				Change	
	March 2, 2013		February 25, 2012			
	Units	% [1]	Units	% [1]	Units	%
Class A gas	1,216	44.2%	306	30.5%	910	297.4 %
Class A diesel	375	13.6%	196	19.5%	179	91.3 %
Total Class A	1,591	57.8%	502	50.0%	1,089	216.9 %
Class B	121	4.4%	83	8.3%	38	45.8 %
Class C	1,040	37.8%	419	41.7%	621	148.2 %
Total motorhome backlog [2]	2,752	100.0%	1,004	100.0%	1,748	174.1 %
Travel trailer	325	85.3%	230	55.2%	95	41.3 %
Fifth wheel	56	14.7%	187	44.8%	(131)	(70.1)%
Total towable backlog [2]	381	100.0%	417	100.0%	(36)	(8.6)%
Total approximate backlog revenue dollars (in 000's):						
Motorhome	$ 277,270		$ 103,978		$ 173,292	166.7 %
Towable	8,105		10,671		(2,566)	(24.0)%

[1] Percentages may not add due to rounding differences.
[2] Our backlog includes all accepted orders from dealers to be shipped within the next six months. Orders in backlog can be canceled or postponed at the option of the purchaser at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales.

Unaudited Dealer Inventory

	Units As Of		Change	
	March 2, 2013	February 25, 2012	Units	%
Motorhomes	2,392	2,074	318	15.3%
Towables	1,775	1,376	399	29.0%